Mail Stop 0408


								May 23, 2006






Mr. John W. Allison
Chairman and Chief Executive Officer
Home Bancshares, Inc.
719 Harkrider
Conway, Arkansas 72032


Re: 	Home Bancshares, Inc.
      Amendment No. Two to Registration Statement on Form S-1
      Filed May 12, 2006
      File No. 333-132427



Dear Mr. Allison:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. As applicable, please amend your Form 10 in response to these comments.


Note 5: Goodwill and Core Deposit Intangibles, page F-23
2. We note your response to prior comment 10.  We do not believe that
the characterization of the disposal of the CBB branch in 2004 as
a
purchase price adjustment is appropriate.  Paragraph F1 of SFAS
141
specifies that the "allocation period ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or attainable." We do not believe that the disposal of the branch represents part of your allocation period as defined by paragraph F1, and we do not believe that you can retrospectively adjust your valuation. Please revise your filing to account for the 2003 acquisition of CBB and the 2004 disposition of the branch operations as two separate and distinct accounting events.


Note 10: Common Stock and Stock Compensation Plans, page F-28
3. We note from your disclosure that you expect your options to have a life of 13 years. This appears to contradict your disclosure on page 86, which states that the term of your options can not exceed ten years from the date of the grant. Please revise your filing to clarify this contradiction.


Note 16: Acquisitions, page F-34
4. We note your response to prior comment 11. We do not believe your accounting treatment for the rent escalations, tied to the consumer price index, is consistent with the accounting principles generally accepted in the United States. Please revise your financial statements to reflect the accounting guidance in paragraph 11(n) of
SFAS 29 or provide us your analysis of materiality of this error for all periods presented.


Exhibits
5. Please revise your letter regarding the unaudited financial information provided by BKD, LLP, to file it as Exhibit 15.
Please
refer to Item 601(15) of Regulation S-K.







      * * * * * * * * * * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Margaret E. Fitzgerald at (202) 551-3556 or Paul Ellis Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202)
551-3448 with any other questions.




						Sincerely,



						Mark Webb
						Legal Branch Chief



cc. 	John S. Selig, Esquire
      Mitchell Williams, Selig, Gates & Woodyard, P.L.L.C.
      Suite 1800
      425 West Capitol Avenue
      Little Rock, Arkansas 72201




Mr. John W. Allison
Home Bancshares, Inc.
May 23, 2006
Page 1